Exhibit 99.5

BMC
BMC Industries, Inc.
One Meridian Crossings, Suite 850
Minneapolis, MN 55423
Website: www.bmcind.com
NEWS RELEASE

CONTACT:	JOSH DEBELAK	(NYSE: BMC)
	(952) 851-6017	FOR IMMEDIATE RELEASE

BMC Industries Announces Change in NYSE Ticker Symbol
Effective March 5, 2001

February 22, 2001 — BMC Industries, Inc. today announced that it will change its three-letter ticker symbol under which its common stock trades on the New York Stock Exchange (NYSE) from “BMC” to “BMM” effective Monday, March 5, 2001.

BMC Industries is not making any change to its name.  The change of its NYSE ticker symbol is being made in anticipation of the transfer of BMC Software, Inc. from the NASDAQ National Market System to the New York Stock Exchange on March 13, 2001, at which time their common stock will begin trading under the symbol “BMC”.  To avoid confusion surrounding the two unaffiliated companies, BMC Industries will begin trading under the “BMM” ticker symbol prior to the date of BMC Software’s listing on the NYSE.

BMC Industries, Inc. was founded in 1907 and began listing its common stock on the New York Stock Exchange in 1983.  The Company presently is comprised of two business segments: Buckbee-Mears and Optical Products.

The Buckbee-Mears Group is composed of both Mask and Non-Mask Operations.  Mask Operations is the only independent North American manufacturer of aperture masks.  Aperture masks are a key component in color television and computer monitor picture tubes and consist of thousands of precise, conically shaped holes designed to focus an electron beam on the proper phosphor color stripe to produce a crisp image.  Non-Mask Operations is a leading producer of a variety of precision photo-etched and electroformed parts that require tight tolerances and miniaturization.

The Optical Products Group, operating as Vision-Ease Lens, Inc., is a leading designer, manufacturer and distributor of polycarbonate, glass and hard-resin plastic ophthalmic lenses.  Vision-Ease is the technology and market share leader in the polycarbonate lens segment.  Polycarbonate lenses are thinner and lighter than lenses made of other materials, while providing inherent UV filtering and impact resistant characteristics.

For more information about BMC Industries, Inc., visit the Company’s web site at www.bmcind.com.